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                                             For More Information:
                                             James N. Borum
                                             Gordon L. Keen, Jr.
                                             Thomas C. Deas, Jr.
                                             (610) 687-5253

                   AIRGAS, INC. ADOPTS STOCKHOLDER RIGHTS PLAN

RADNOR, PA, April 17, 1997. Airgas, Inc. (NYSE - ARG) today announced that the Board of Directors adopted a new stockholder rights plan. The Company's existing rights plan will expire in 1998.

Pursuant to the new plan, the Board declared a distribution of one right for each share of common stock which is outstanding on April 29, 1997. Common stock issued after April 29, 1997 will be issued with an attached right. Each right entitles the holder to purchase one one-thousandth of a share of preferred stock at an initial exercise price of $100 per share.

Initially, the rights will be attached to the Company's common stock and will not be exerciserable. Rights become exercisable only after 10 days following the acquisition by a person or group of 15 percent (or 20 percent in the case of Peter McCausland and certain of his affiliates) or more of the outstanding common stock or 10 business days (or a later date following such announcement if determined by the Board of Directors in accordance with the plan) after the announcement of a tender offer or exchange offer to acquire 15 percent (or 20 percent in the case of Peter McCausland and certain of this affiliates) or more of the outstanding common stock.

If such a person or group acquires 15 percent or more (or 20 percent or more, as the case may be) of the common stock, each right (other than such person's or group's rights, which will become void) will entitle the holder to purchase, at the exercise price, common stock having a market value equal to twice the exercise price. The rights will have a similar effect if after they become exercisable the Company merges or effects certain other transactions.

In certain circumstances, the rights may be redeemed by the Company at an initial redemption price of $.001 per right. If not redeemed, they will expire on April 1, 2007.

A summary of the rights plan will be provided to Airgas stockholders shortly after the record date. Pending its expiration in 1998, the old stockholder rights plan will be amended to provide that it will not take effect if the new plan is triggered.

Airgas, Inc. is the largest distributor of industrial, medical and specialty gases and related equipment in North America with annual sales in excess of $1.2 billion. Its distributor network includes over 600 locations in 41 states, Mexico and Canada. Airgas can be visited via the Internet at http://www.Airgas.com.